SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                         SEC File Number 0-20882

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 11-K   [ ] Form 20-F
              [X] Form 10-Q  [ ] Form 10-D   [ ] N-SAR     [ ] Form N-CSR

              For Period Ended:    March 31, 2008

[ ] Transition Report on Form 10-K          [ ]  Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ]  Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

   For the Transition Period Ended:  ___________________________________________

   Read attached instruction sheet before preparing form. Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Standard Management Corporation
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Former name if applicable

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Address of principal executive office (Street and number)

                        10689 North Pennsylvania Street
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City, state and zip code   Indianapolis, Indiana 46280
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
                                     PART II
                             RULE 12b-25 (b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K Form N-SAR or Form N- CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the "10-Q") within the prescribed time period without unreasonable effort or expense. The Registrant had unanticipated delays in the collection and compilation of certain information and needs additional time to file complete and accurate financial statements required to be included in the 10-Q. The Registrant intends to file the 10-Q on or before the fifth calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

       Ronald D. Hunter          (317)                    574-6225
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            (Name)            (Area Code)            (Telephone Number)

   (2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 |X| Yes  |_| No

   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes |_| No

   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

            On February 6, 2008, the Registrant transferred substantially all of its operating assets to one of its creditors in exchange for extinguishment of debt. Accordingly, the Registrant expects that the earnings statements included in the subject report will be restated to show all of the Registrant's operations as discontinued operations.

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                         STANDARD MANAGEMENT CORPORATION
                         -------------------------------
                   (Name of Registrant s Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 16, 2008                    By:  /s/Ronald D. Hunter
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                                           Ronald D. Hunter
                                           Chairman, Chief Executive Officer and
                                           President